NO ACT

PG
3-16-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11006400

April 8, 2011

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4-8-11

Paul W. Cahan

*** FISMA & OMB Memorandum M-07-16 ***

Re: Johnson & Johnson
Incoming letter received on March 16, 2011

Dear Mr. Cahan:

This is in response to your letters received on March 16, 2011 and March 31, 2011 concerning the shareholder proposal that you submitted to Johnson & Johnson. We also have received a letter from Johnson & Johnson dated April 7, 2011. On February 22, 2011, we issued our response expressing our informal view that we would not recommend enforcement action to the Commission if Johnson & Johnson omitted the proposal from its proxy materials in reliance on rule 14a-8(i)(7). On March 10, 2011, we issued our response indicating that after reviewing the information contained in your letters dated March 6, 2011 and March 9, 2011 and your letters received on February 26, 2011, February 27, 2011, March 7, 2011, March 8, 2011, and March 10, 2011, we found no basis to reconsider our position. After reviewing the information contained in your March 16, 2011 and March 31, 2011 letters, we find no basis to reconsider our position.

Sincerely,

Heather L. Maples
Senior Special Counsel

cc: Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, March 31, 2011 4:52 PM
To: shareholderproposals
Subject: Johnson & Johnson C. Kwon

Dear Mr. Kwon:
Thank you for contacting me today with your colleague, Ms. Carmine Mondada.
I trust that since you called regarding my concern about the issue of the Consent Decree that J&J signed with the FDA, their annual report and proxies have not been mailed to shareholders yet. We agreed that the issue I asked you to review is that the company is not operating as a sole entity, this has important implications regarding how a socially significant policy issue should in this case, I believe, over-ride their arguement that the issue at hand is "ordinary business" since their business practices are obviously out of sync with the full spectrum of safety and public health communication issues that a health care company should be concerned with.
Again, thank you for contacting me today.
Sincerely,
Paul Cahan

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, March 16, 2011 8:20 PM
To: shareholderproposals
Cc: dchia@its.jnj.com; elsing@gibsondunn.com
Subject: FDA Consent Decree/ATTN: C. KWON

Mr. Kwon:
Thank you for calling with your colleague this past Mon. 3/14.
This is to confirm that we left the conversation at this position:
1) Since news of the FDA consent decree with J&J hit the newspapers on 3/11
I believe this puts the 'normal business operation" arguement in a very tenuous position.
Portions of Johnson & Johnson are now supervised directly by an arm of the Federal Government.
According to the NY Times, the "consent decree covers a civil complaint, and the
FDA would not comment on the status of any related criminal investigations. Last year, an FDA official testified at a Congressional hearing that the agency had referred the McNeil cas to its Office of Criminal Investigations. A spokesman for McNeil confirmed that other federal investigations were under way." I may remind you that it is the Ortho McNeil Division that has manufactured and marketed
both Floxin and Levaquin. This is proof that the social concern arguement must override any
'normal business" arguement they claim.
2) My position at the end of the phone conversation, was that I find it hard to believe that the SEC shareholder proxy committee gave full consideration to all the new information I gave you in my request to reconsider the 'no action' request, since your response was sent on March 10, and my response of 18 pages with 12 attahcments was not finished and sent until the evening of March 8, 2011.

I light of the new FDA relationship with the company, I trust you will agree that your decision should again be reviewed since the entire nature of their business has changed. The proxy should go forward. The public, shareholders, and especially patients, have a right to know how important it is to read as much information as is available to them, about this toxic compound, the floroquinolone antibiotic with the most risk of temporary and permanent tendon damage in addition to other life altering maladies.
Paul W. Cahan
March 16, 2011
cc: D. Chia Johnson & Johnson
E. Ising Gibson, Dunn & Crutcher



DOUGLAS K. CHIA
ASSISTANT GENERAL COUNSEL
CORPORATE SECRETARY

ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NJ 08933-0026
(732) 524-3292
FAX: (732) 524-2185
EMAIL: DCHIA@ITS.JNJ.COM

April 7, 2011

VIA E-MAIL
(shareholderproposals@sec.gov)

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Paul Cahan Request for Additional Review

Ladies and Gentlemen:

This letter responds to the March 16, 2011 e-mail from Paul Cahan (the "Proponent"), which we recently learned may be treated by the staff of the Division of Corporation Finance (the "Staff") at the U.S. Securities and Exchange Commission (the "Commission") as a request that either the Staff again reconsider or the Commission reverse on appeal:

(1) the Staff's February 22, 2011 determination that Johnson & Johnson (the "Company") could exclude a shareholder proposal submitted by the Proponent (the "Proposal") from its proxy statement and form of proxy for the Company's 2011 Annual Meeting of Shareholders (the "2011 Proxy Materials"); and

(2) the Staff's March 10, 2011 denial of the Proponent's request that the Staff reconsider that decision.

Please note that the Company filed with the Commission and commenced mailing the 2011 Proxy Materials on the morning of March 16, 2011, before the Proponent sent his e-mail (sent at 8:20 p.m., Eastern time) that may now being treated as a request for further review. While the Proponent's March 16 e-mail indicates that it memorializes a conversation with the Staff that took place on March 14, 2011, no Company representative was invited to participate in that conversation. Thus, the Company was not aware of what transpired in that conversation, or that a second request for review was made, when the Company filed and commenced mailing the 2011 Proxy Materials.

To date, the Company has already completed mailing over 1.3 million copies of the 2011 Proxy Materials to all record and beneficial holders of the Company's outstanding Common Stock, and voting has already commenced on the seven items of business. Requiring the Company to solicit shareholders regarding the Proposal at this point in time would involve significant effort and expense and would cause shareholder confusion. Specifically, after making inquiries to our stock transfer agent, financial printer, and tabulator, we estimate that re-solicitation would cause the Company to incur additional costs in excess of $2 million for producing and distributing materials to the Company's record and beneficial holders to notify them of the Proposal, provide them with a means to vote on it, and collect and tabulate the votes. Moreover, re-soliciting the Company's shareholders to address the Proposal would cause shareholder confusion since approximately 18% of the Company's shareholders have already voted their proxies for the Company's 2011 Annual Meeting, and one of the major proxy advisory firms has already issued final voting recommendations to its institutional clients, based on a proxy that does not include the Proposal. In addition, over 3,300 tickets have already been issued to individual shareholders for them to attend the Annual Meeting, which is now only 21 days away.

The Company also disagrees with the Proponent's assertions that the Staff should reverse its determinations that concur with the exclusion of the Proposal under Rule 14a-8(i)(7). The Proponent asserts that the Consent Decree of Permanent Injunction (the "Consent Decree") entered into by the Company's subsidiary McNEIL-PPC, Inc. with the U.S. Food and Drug Administration (the "FDA") on March 10, 2011 is relevant to the Staff's determinations that the Proposal is excludable under Rule 14a-8(i)(7) as relating "to the manner in which the company labels particular products." The Consent Decree relates to the operation and remediation of manufacturing facilities operated by the McNeil Consumer Healthcare Division of McNEIL-PPC, Inc. in Las Piedras, Puerto Rico; Fort Washington, Pennsylvania; and Lancaster, Pennsylvania. The Consent Decree relates solely to one of the Company's operating companies in the Consumer segment, while the Proposal relates solely to a product manufactured and marketed by a different operating company in the Company's Pharmaceutical segment. Thus, the Consent Decree is wholly unrelated to the Proposal's request that the Company work with the FDA "to add warning on labels to all Levaquin tablets, and injection solutions informing all patients that Levaquin has a "Black Box" Warning." For these reasons, we do not believe that the Proponent has provided a basis for the Staff to reconsider its prior determinations that the Proposal is excludable under Rule 14a-8(i)(7).

Moreover, the Proposal does not satisfy the standard for Commission review of the Staff's determinations regarding the Proposal. As set forth in Part 202.1(d) of Title 17 of the Code of Federal Regulations, the Staff may present a request for Commission review of a Staff Rule 14a-8 no-action response if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We do not believe that the Staff's determinations regarding the Proposal satisfy either standard. In particular, the Proposal focuses on the manner in which the Company labels specific products, which is not "novel or highly complex" since the SEC staff has concurred with the exclusion of similar shareholder proposals, as evidenced by the no-action letters cited in the Company's initial request.

If you have any questions regarding this request, please do not hesitate to call me at the above-referenced number or the Company's outside counsel, Elizabeth Ising, Esq. of Gibson, Dunn & Crutcher LLP, at (202) 955-8287.

Respectfully,



Douglas K. Chia

cc: Paul Cahan
Elizabeth Ising, Esq., Gibson, Dunn & Crutcher LLP